June 17, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Stephany Yang
    Claire Erlanger

Re:     ChargePoint Holdings, Inc.
    Form 10-K for the Fiscal Year Ended January 31, 2024
    Filed April 1, 2024
    Form 8-K Furnished March 5, 2024
    File No. 001-39004
Ladies and Gentlemen:
Thank you for your letter dated June 4, 2024, addressed to Mansi Khetani, Interim Chief Financial Officer of ChargePoint Holdings, Inc. (“ChargePoint” or the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Form 10-K for the fiscal year ended January 31, 2024 filed on April 4, 2024 (the “2024 10-K”) and the Company’s Form 8-K furnished on March 5, 2024 (the “March 2024 8-K”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Terms and acronyms not defined within the responses below have the meanings ascribed to them within the 2024 10-K or the March 2024 8-K, as applicable.

Staff Comment No. 1
Form 8-K Furnished March 5, 2024
Exhibit 99.1, page 8
1. We note your disclosure of non-GAAP gross profit and non-GAAP gross margin under the reconciliation of non-GAAP cost of revenue. However, we do not note disclosure of GAAP gross profit or margin in the table or a reconciliation of this non-GAAP measure to the comparable GAAP measure. We also note your disclosure of non-GAAP operating expenses, which represent the sum of non-GAAP research and development, non-GAAP sales and marketing, and non-GAAP general and administrative, in addition to the non-GAAP operating expenses as a percentage of revenue. Please revise future filings to present a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures in compliance with Item 10(e)(1)(i)(B) of Regulation S-X in future filings.
The Company acknowledges the Staff’s comment and will revise its presentation in future press releases, investor presentations and filings to include, with equal or greater prominence, the comparable GAAP measure of gross profit, gross margin and operating expense when presenting non-GAAP gross profit, non-GAAP gross margin and non-GAAP operating expenses in compliance with Item 10(e)(1)(i)(B) of Regulation S-X.
Set forth within Appendix A (Reconciliation of GAAP to Non-GAAP Financial Measures) for the Staff’s consideration are illustrative examples of how the Company plans to present this information in future earnings releases, investor presentations and filings in response to this Comment 1, as applied to the disclosures appearing on page 8 of Exhibit 99.1 of the March 2024 Form 8-K (with proposed new text bold and underlined).
Staff Comment No. 2
Form 8-K Furnished March 5, 2024
Exhibit 99.1, page 8
2. We note you present the following non-GAAP financial measures without presenting the most directly comparable GAAP measures with equal or greater prominence:
•Non-GAAP research and development as a percentage of revenue
•Non-GAAP sales and marketing as a percentage of revenue
•Non-GAAP general and administrative as a percentage of revenue
•Non-GAAP net loss as a percentage of revenue
•Non-GAAP pre-tax net loss as a percentage of revenue
•Non-GAAP adjusted EBITDA loss as a percentage of revenue
Please present the most directly comparable GAAP measure with equal or greater prominence whenever a non-GAAP financial measure is presented. Refer to Question 102.10(a) of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
In addition, revise your future other public disclosures, such as investor presentations, to present the most directly comparable GAAP measures whenever non-GAAP measures are presented. See Rule 100(a)(1) of Regulation G.
The Company advises the Staff that the Company has reviewed Question 102.10(a) of the C&DI on Non-GAAP Financial Measures, and acknowledges it will revise its presentation in future press releases, investor presentations and filings to include, with equal or greater prominence, the comparable GAAP measure of research and development expenses, sales and marketing expenses, general and administrative expenses, net loss and pre-tax net loss, and Non-GAAP adjusted EBITDA each as a percentage of revenue.
Set forth within Appendix A (Reconciliation of GAAP to Non-GAAP Financial Measures) for the Staff’s consideration are illustrative examples of how the Company plans to present this information in future earnings releases, investor presentations and filings in response to this Comment 2, as applied to the disclosures appearing on page 8 of Exhibit 99.1 of the March 2024 8-K (with proposed new text bold and underlined).

Staff Comment No. 3
Form 10-K for the Fiscal Year Ended January 31, 2024
Notes to Consolidated Financial Statements, page 74
3. We note your disclosures of disaggregated revenues by geographic area on page 100 and revenue line (networked charging systems, subscriptions, and other) on your consolidated statements of operations. Please tell us how you considered the guidance to further disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, e.g., type of customer (vertical), product type, and sales channel. Refer to ASC 606-10-50-5 and also see ASC 606-10-55-89 through 91. In this regard, we note from your disclosure in MD&A that the AC charger based commercial business contributes higher margins than its residential and DC charger based fleet businesses and we note from the earnings calls that you disclose billings percentages (which approximate revenue split) for commercial, fleet, residential and other. Please advise or revise as appropriate.
The Company acknowledges the Staff’s comment. The Company has evaluated the guidance in ASC 606-10-50-5 and the related implementation guidance in ASC 606-10-55-89 through 91 with respect to additional disclosures of disaggregated revenues, specifically ASC 606-10-50-5, which requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.
The Company considers how information about the Company’s revenue is presented for other purposes, among other things disclosures made outside its financial statements and information reviewed by its chief operating decision maker (“CODM”), and reports total revenue disaggregated based on the timing of transfer of goods and services and by geographical area. The Company does not present revenue by any other categories outside its financial statements or to users of its financial statements.
The presentation of billings information for the commercial, fleet, and residential customer vertical in the Company’s earnings calls is not a direct equivalent to revenue and is not intended to suggest that each is affected by economic factors in different ways. Billings is a measure of the aggregated value of invoices during a specific period. While the Company evaluates billings based on its customer verticals, it does not aggregate nor evaluate total revenue by these verticals because the transaction price for Networked Charging Systems (“NCS”), software and warranty services is allocated among different performance obligations and recognized over different periods, with some services not delivered for several years. The Company’s disclosure of generally higher margins on sales of its AC chargers to commercial businesses as compared to sales of its residential and DC chargers to fleet businesses is made in the context of its gross margin discussion for NCS sales. The Company does not evaluate total revenues based on these categorizations.
Going forward, the Company will not refer to its billings split by customer vertical as an approximation of its revenue split in its earnings release calls with investor analysts.
The Company considered the examples of categories of disaggregated revenues in ASC 606-10-55-91. The Company presents disaggregated revenue in its financial statements based on the timing of transfer of the goods and services shown in example ASC 606-10-55-91(f) because NCS revenue is recognized at a point of time, whereas Subscription revenue is recognized over time primarily for software-as-a-service and maintenance and support obligations that customers subscribe to. The Company believes this presentation enables readers of its financial statements to understand how the Company’s revenues impact its financial position and is in line with how the CODM reviews, and the Company primarily manages, its business. In addition, the Company also considered the examples under paragraph 55-91(b), disaggregation of revenue by geographical area. The Company believes that geographical regions provide a meaningful indication of how its revenue from contracts with customers is affected by economic factors due to the global nature of its business operations, market position and customers. Within the Company’s note 12 to the consolidated financial statements, the Company provides disaggregation by significant geographical region.
As a result, the Company believes that it has met the requirements as described in ASC 606-10-50-5 and 55-89.
Staff Comment No. 4
Form 10-K for the Fiscal Year Ended January 31, 2024
2. Summary of Significant Accounting Policies
Revenue Recognition
Networked Charging Systems revenue, page 81
4. We note your disclosure that the Company recognizes revenue from sales of Networked Charging Systems upon shipment to the customer. Please explain to us if the customer you refer to in your disclosures in Note 2 is the same as the end users described on pages 8 and 19. We also note your disclosure on page 19 that the majority of your products are sold through your channel partners, distributors, and resellers. In this regard, if revenue recognition process is not complete at the time the channel partner takes delivery of the shipment, identify the nature of any remaining obligations, or risks or rewards that have not yet transferred to the channel partner at the time they accept delivery of the shipments. Refer to guidance in ASC 606-10-25-30 and ASC 606-10-50-12.
The Company acknowledges the Staff’s comment. The Company refers to “customers” within the context of note 2 of the financial statements as its direct sales customers and channel partners consisting of distributors and resellers as more completely described below. On the other hand, the Company refers to “customers” within the context of pages 8 and 19 as its indirect sales customers who purchased its product through one of its channel partners. On page 19 the risk factor describes the Company’s dependency on third-party channel partner network of distributors and resellers to reach end users.
The Company has evaluated the guidance in ASC 606-10-25-30 and the related disclosure requirements in ASC 606-10-50-12. ASC 606-10-25-30 requires the Company to consider its contracts with customers for indicators of the transfer of control. In its standard sales agreements with distributors, resellers or direct sales customers, control of NCS transfers in accordance with contractual shipping terms, typically upon delivery to the freight carrier at the designated shipping point. Upon shipment, the legal title to the asset and the significant risks and rewards of ownership of the product transfers to the customer and the other indicators in ASC 606-10-25-30 are also met. The Company maintains a sales return reserve for estimated returns.
The Company evaluated its disclosures in the Revenue Recognition subsection in note 2 of the financial statements under ASC 606-10-50-12(a) through 50-12(e) and will revise its disclosures in future filings as follows (with proposed new text bold and underlined):
The Company recognizes revenue from sales of Networked Charging Systems upon shipment to distributors, resellers or direct sales customers as these customers obtain title and control over these products. ~~customer, which is when the performance obligation has been satisfied~~ Revenue is adjusted for estimated returns.

Obligations for returns, refunds, and other similar obligations under ASC 606-10-50-12(d) were not material for disclosure.
Staff Comment No. 5
Form 10-K for the Fiscal Year Ended January 31, 2024
Note 2. Summary of Significant Accounting Policies
Warranty, page 84
5. We note your disclosure on page 84 that you provide a standard warranty coverage on your products, providing parts necessary to repair the systems during the warranty period, and that warranty expense for the years ended January 31, 2024, 2023, and 2022 was $16.7 million, $5.4 million, and $3.8 million, respectively. Please provide for us and revise to provide the disclosures required by ASC 460-10-50-8.
The Company acknowledges the Staff’s comment. The Company typically offers a limited product warranty for NCS that requires its products to conform to the applicable specifications and be free from defects in materials and workmanship for one year for commercial products and up to three years for home chargers sold for residential use cases. As the criteria of ASC 450-20-25-2 are met the Company establishes a loss accrual for these warranty obligations by determining the number of units sold within the applicable coverage period, applying a historical failure rate due to technical reasons and repair or replacement costs. For the years ended January 31, 2024 and 2023 this liability was $7.2 million and $4.2 million, respectively, and disclosed as part of other current liabilities in note 4 to the financial statements. The Company considers its warranty liability to be not material and has disclosed the significant activity related to warranty costs. The Company concluded additional information is not material for disclosure under ASC 460-10-50-8.
The accrued warranty liability does not cover units sold to customers that procure paid-for subscriptions to extended maintenance service plans under extended parts and labor warranties (“Assure”). A large majority of products sold are covered under such maintenance service plans, except for home chargers. The Assure-related costs are expensed as incurred in accordance with ASC 606-10-55-30 through 606-10-55-35.
The increase in warranty expenses in its fiscal year 2024 compared to fiscal year 2023 as disclosed in Note 2 was primarily due to one-time, component-specific, quantitatively and qualitatively immaterial parts replacements from prior years’ product sales that were no longer covered by the contractual warranty, that were presented as part of the $16.7 million warranty expense. This particular replacement of parts was performed for a limited number of customers and the Company does not believe it creates an implied warranty beyond the contractual warranty period.

* * *
We believe the foregoing is responsive to your comments. We understand that you will be reviewing our responses and may have additional comments. We are available to discuss any of our responses above at your convenience. Please do not hesitate to contact the undersigned at (408) 841-4500.
Sincerely,
/s/ Mansi Khetani
Mansi Khetani
Interim Chief Financial Officer

cc:    Rick Wilmer, President, Chief Executive Officer and Director, ChargePoint Holdings, Inc.
    Rebecca Chavez, Chief Legal Officer and Corporate Secretary, ChargePoint Holdings, Inc.
    Sharon Flanagan, Sidley Austin LLP

Appendix A

ChargePoint Holdings, Inc.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(In thousands, unaudited)

	Three Months Ended January 31, 2024		Three Months Ended January 31, 2023		Twelve Months Ended January 31, 2024		Twelve Months Ended January 31, 2023
Cost of Revenue:
GAAP cost of revenue (as a percentage of revenue)	$93,428	81%	$119,835	78%	$476,521	94%	$382,161	82%
Stock-based compensation expense	(1,375)		(1,080)		(6,154)		(4,351)
Amortization of intangible assets	(770)		(756)		(3,061)		(2,847)
Restructuring costs (1)	(632)		(257)		(1,628)		(257)
Non-GAAP cost of revenue (as a percentage of revenue)	$90,651	78%	$117,742	77%	$465,678	92%	$374,706	80%
~~Non-GAAP gross profit (loss) (gross margin as a percentage of revenue)~~	~~$ 25,182~~	~~22%~~	~~$ 35,085~~	~~23%~~	~~$ 40,961~~	~~8%~~	~~$ 93,388~~	~~20%~~

Gross Profit:
GAAP gross profit (gross margin as a percentage of revenue)	$22,405	19%	$32,992	22%	$30,118	6%	$85,933	18%
Stock-based compensation expense	1,375		1,080		6,154		4,351
Amortization of intangible assets	770		756		3,061		2,847
Restructuring costs (1)	632		257		1,628		257
Non-GAAP gross profit (gross margin as a percentage of revenue)	$25,182	22%	$35,085	23%	$40,961	8%	$93,388	20%

Operating Expenses:
GAAP research and development (as a percentage of revenue)	$55,219	48%	$46,721	31%	$220,781	44%	$194,957	42%
Stock-based compensation expense	(11,131)		(10,369)		(50,935)		(37,967)
Restructuring costs (1)	(7,540)		(1,149)		(11,722)		(1,149)
Non-GAAP research and development (as a percentage of revenue)	$36,548	32%	$35,203	23%	$158,124	31%	$155,841	33%

GAAP sales and marketing (as a percentage of revenue)	$33,641	29%	$40,550	27%	$150,186	30%	$142,392	30%
Stock-based compensation expense	(5,541)		(4,599)		(22,934)		(17,393)
Amortization of intangible assets	(2,286)		(2,236)		(9,079)		(8,798)
Restructuring costs (1)	(500)		(653)		(1,843)		(653)
Non-GAAP sales and marketing (as a percentage of revenue)	$25,314	22%	$33,062	22%	$116,330	23%	$115,548	25%

GAAP general and administrative (as a percentage of revenue)	$26,475	23%	$24,027	16%	$109,102	22%	$90,366	19%
Stock-based compensation expense	(7,345)		(9,657)		(37,314)		(33,639)
Restructuring costs (1)	(3,981)		(113)		(13,061)		(113)
Acquisition-related costs (2)	—		(1,295)		—		(2,297)
Other adjustments (3)	(2,279)		(500)		(3,172)		(1,963)
Non-GAAP general and administrative (as a percentage of revenue)	$12,870	11%	$12,462	8%	$55,555	11%	$52,354	11%

GAAP Operating Expenses (as a percentage of revenue)	$115,335	100%	$111,298	73%	$480,069	95%	$427,715	91%
Stock-based compensation expense	(24,017)		(24,625)		(111,183)		(88,999)
Amortization of intangible assets	(2,286)		(2,236)		(9,079)		(8,798)
Restructuring costs (1)	(12,021)		(1,915)		(26,626)		(1,915)

	Three Months Ended January 31, 2024		Three Months Ended January 31, 2023		Twelve Months Ended January 31, 2024		Twelve Months Ended January 31, 2023
Acquisition-related costs (2)	—		(1,295)		—		(2,297)
Other adjustments (3)	(2,279)		(500)		(3,172)		(1,963)
Non-GAAP Operating Expenses (as a percentage of revenue)	$74,732	65%	$80,727	53%	$330,009	65%	$323,743	69%

Net Loss:
GAAP net loss (as a percentage of revenue)	$(94,747)	(82)%	$(78,661)	(51)%	$(457,609)	(90)%	$(345,108)	(74)%
Stock-based compensation expense	25,392		25,705		117,337		93,350
Amortization of intangible assets	3,056		2,992		12,140		11,645
Restructuring costs (1)	12,653		2,172		28,254		2,172
Acquisition-related costs (2)	—		1,295		—		2,297
Other adjustments (3)	2,279		500		3,172		1,987
Non-GAAP net loss (as a percentage of revenue)	$(51,367)	(44)%	$(45,997)	(30)%	$(296,706)	(59)%	$(233,657)	(50)%
Provision for (benefit from) income taxes	(183)		530		(21)		(2,167)
Non-GAAP pre-tax net loss (as a percentage of revenue)	$(51,550)	(45)%	$(45,467)	(30)%	$(296,727)	(59)%	$(235,824)	(50)%
Depreciation	4,270		3,495		16,345		13,404
Interest income	(3,435)		(2,063)		(9,603)		(5,534)
Interest expense	6,600		2,966		16,273		9,434
Other expense (income), net	(1,165)		(1,078)		1,009		1,569
Non-GAAP Adjusted EBITDA Loss (as a percentage of revenue)	$(45,280)	(39)%	$(42,147)	(28)%	$(272,703)	(54)%	$(216,951)	(46)%
(1)Consists of restructuring costs for severances and employment-related termination costs, and facility and other contract terminations.
(2)Consists of professional services fees related to acquisitions, as well as increase in the ViriCiti earn-out liability related to the acquisition of ViriCiti Group B.V. in August 2021.
(3)Consists of non-cash charges related to tax liabilities and litigation, professional services fees related to registration filings and modification of convertible debt, and the change in fair value of assumed common stock warrant liabilities.